Exhibit 99.1

argenx Announces Extraordinary General Meeting of Shareholders on February 27, 2023 to Appoint Steve Krognes as Non-Executive Director

January 16, 2023

Amsterdam, the Netherlands — argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced an extraordinary general meeting of shareholders will be held at 12:00 PM CET on Monday, February 27, 2023 at the Hilton Amsterdam Schiphol at Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

The shareholders and all other persons with meeting rights are invited to attend the extraordinary general meeting of shareholders. The formal notice of convocation (including information on attending the meeting in person or by proxy, requirements for notification and registration for the meeting and regarding the e-voting system) is available on the argenx website www.argenx.com and on www.abnamro.com/evoting.

Agenda

The sole voting item on the agenda will be the proposed appointment of Mr. Steve Krognes as non- executive director and Chair of the Audit and Compliance Committee of the Company’s Board of Directors.

The full agenda for the meeting, as well as all ancillary documents relevant for the meeting are available via the argenx website and are also available for inspection at the argenx offices. A free copy thereof may also be obtained by e-mailing legal@argenx.com. argenx would like to encourage shareholders to use the voting by (electronic) proxy option as referred to in the convocation.

Resignation Werner Lanthaler

Upon appointment of Mr. Krognes, Werner Lanthaler will resign as non-executive director of the Board and Chair of the Audit and Compliance Committee to enable this important step in the long term succession planning for the board of directors and the audit and compliance committee chairperson role. The Company would like to express its gratitude towards Werner Lanthaler for his substantial contributions over the last eight years. Werner's entrepreneurial nature combined with broad experience in finance, executive leadership, and life sciences has helped guide argenx from a research- focused company to a fully integrated commercial-stage global immunology company.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and- only approved neonatal Fc receptor (FcRn) blocker in the U.S., Japan, and the EU. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Twitter, and Instagram.

For further information, please contact:

Media:

Kelsey Kirk

kkirk@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com